December 6, 2005



Mr. Lior Hessel, Chief Executive Officer
OrganiTECH U.S.A., Inc.
Yoqneam Industrial Area
P.O. Box 700
Yoqneam 20692
Israel

Re:	OrganiTECH U.S.A., Inc
	Item 4.01 Form 8-K
	Filed November 29, 2005
	File No. 0-22151


Dear Mr. Hessel:

	We have reviewed your Item 4.01 Form 8-K and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 29, 2005

1. We note that you have stated that there were no reportable events during the fiscal year ended December 31, 2003. Item 304(a)(1) of Regulation S-B requires disclosure of reportable events that occurred during any subsequent interim period through the date of dismissal (October 10, 2005). Please amend your Form 8-K to disclose whether there were any reportable events during the subsequent interim period, in addition to the fiscal year ended December 31, 2003.

2. As required under Item 304(a)(1)(iv)(C) to (E) of Regulation S-B, please expand your disclosure of your reportable events by describing the following:

* the nature of each reportable event;

* whether any committee of the board of directors, or the board of directors, discussed the event with the former accountant; and

* whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each such reportable event and, if not, describe the nature of and reason for any limitation.

Provide the following information on a supplemental basis.

* the period in which the reportable event occurred and whether you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event, and if not, explain why not;

* The steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event;

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3688, if you have questions regarding this comment and related matters.


							Sincerely,


							Ryan Milne

Mr. Lior Hessel
OrganiTECH U.S.A., Inc.
December 6, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010